SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: August 2005

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Disclosure of shareholdings

Disclosure of shareholdings

Chéserex, Switzerland – August 17, 2005: In accordance with the relevant stock exchange regulations (Börsengesetz Art. 21) Adecco SA announces that as of August 17, 2005, a group represented by Capital Group Companies, Inc. (CGC) holds 9’376’256 or 5.00 percent of the shares and voting rights of Adecco SA.

The group of shareholders holding the shares comprises the funds managed by Capital Research and Management Company (“CRMC”), and clients managed by Capital Guardian Trust Company (“CGTC”), Capital International Limited (“CIL”), Capital International Inc. (“CII”), and Capital International S.A. (“CISA”).

Office Addresses:

CGC: 333 South Hope Street, Los Angeles, CA, USA

CRMC: 333 South Hope Street, Los Angeles, CA, USA

CGTC: 11100 Santa Monica Blvd 15th Fl., Los Angeles, CA, USA

CIL: 25 Bedford Str., London, England

CII: 11100 Santa Monica Blvd 15th Fl., Los Angeles, CA, USA

CISA: 3 Place des Bergues, 1201 Geneva, Switzerland

Contact:

Investor Relations:

Tel: +41 44 878 8925

E-Mail: investor.relations@adecco.com

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects up to 700,000 associates with business clients each day through its network of 32,000 employees and over 6,500 offices in 70 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching consultancy businesses.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X: ADEN), the New York Stock Exchange (NYSE: ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 17 August 2005	By:	/s/ Jim Fredholm
Jim Fredholm
Chief Financial Officer

Dated: 17 August 2005	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary